CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2013
(UNAUDITED)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
August 12, 2013	August 12, 2013

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 and 2012
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2013	2012	2013	2012

Revenues	6	$48,372	$54,774	$115,442	$112,589
Cost of sales		23,891	18,456	48,161	35,149
Gross margin		24,481	36,318	67,281	77,440

Depletion, depreciation and amortization		10,198	5,259	18,394	10,712
Mine operating earnings		14,283	31,059	48,887	66,728

General and administrative expenses	7	5,798	5,095	13,259	9,512
Share-based payments		4,067	2,405	8,472	5,230
Accretion of decommissioning liabilities		147	99	274	202
Acquisition costs		-	781	-	781
Foreign exchange loss (gain)		88	(492)	734	(217)
Operating earnings		4,183	23,171	26,148	51,220

Investment and other (loss) income	8	(2,681)	(3,627)	9,277	1,954
Finance costs		(480)	(468)	(1,004)	(867)
Earnings before income taxes		1,022	19,076	34,421	52,307

Income taxes
Current income tax expense (recovery)		303	(3,072)	1,463	1,777
Deferred income tax expense		559	6,827	6,281	8,851
		862	3,755	7,744	10,628
Net earnings for the period		$160	$15,321	$26,677	$41,679

Earnings per common share
Basic		$0.00	$0.14	$0.23	$0.39
Diluted		$0.00	$0.14	$0.23	$0.39

Weighted average shares outstanding
Basic	9	116,921,685	105,798,950	116,908,525	105,619,499
Diluted	9	117,323,403	107,651,504	117,543,792	107,786,650

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Net earnings for the period	$160	$15,321	$26,677	$41,679

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss:
Unrealized loss on fair value of available for sale investments	(588)	(741)	(1,655)	(3,478)
Reclassification of impairment on available for sale investments	-	-	1,000	-
Currency translation (loss) gain	-	(216)	-	170
Other comprehensive loss	(588)	(957)	(655)	(3,308)
Total comprehensive (loss) income for the period	$(428)	$14,364	$26,022	$38,371

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012
(tabular amounts are expressed in thousands of United States dollars - unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2013	2012	2013	2012
OPERATING ACTIVITIES
Net earnings for the period		$160	$15,321	$26,677	$41,679
Adjustments for:
Share-based payments		4,067	2,405	8,472	5,230
Depletion, depreciation and amortization		10,410	5,259	18,794	10,712
Accretion of decommissioning liabilities		147	99	274	202
Loss (gain) from silver futures and FVTPL marketable securities	8	5,864	3,682	7,010	(1,793)
Write-down of AFS marketable securities	8	-	-	1,000	-
Gain from fair value adjustment of prepayment facility	17 (a)	(1,478)	-	(6,328)	-
Litigation proceeds	22	14,127	-	14,127	-
Income tax expense		862	3,755	7,744	10,628
Finance costs		480	468	1,004	867
Unrealized foreign exchange loss (gain) and other		165	(373)	894	210
Operating cash flows before movements in working capital and income taxes		34,804	30,616	79,668	67,735
Net change in non-cash working capital items	21	(5,199)	(3,996)	(3,972)	4,554
Income taxes paid		(3,731)	(3,442)	(4,941)	(10,585)
Cash generated by operating activities		25,874	23,178	70,755	61,704

INVESTING ACTIVITIES
Expenditures on mining interests		(24,873)	(18,536)	(48,563)	(40,744)
Acquisition of property, plant and equipment		(25,086)	(14,592)	(44,652)	(25,472)
(Increase) decrease in deposits on long-term assets		(299)	244	(5,370)	(5,652)
Realized loss on silver futures		(5,412)	(3,607)	(5,769)	(2,044)
Proceeds from disposal of marketable securities		-	315	23	2,803
Investment in marketable securities		-	(350)	-	(10,349)
Cash used in investing activities		(55,670)	(36,526)	(104,331)	(81,458)

FINANCING ACTIVITIES
Proceeds from lease financing		4,321	-	8,958	-
Proceeds from exercise of stock options and share warrants		180	1,181	1,089	3,705
Payment of lease obligations		(2,218)	(1,405)	(4,309)	(2,714)
Shares repurchased and cancelled	18 (d)	(2,403)	-	(2,403)	-
Finance costs paid		(480)	(468)	(1,004)	(867)
Repayment of debt and prepayment facilities	17 (b)	-	(125)	(500)	(773)
Cash (used in) generated by financing activities		(600)	(817)	1,831	(649)

Effect of exchange rate on cash held in foreign currencies		(730)	(278)	(922)	109
Decrease in cash and cash equivalents		(30,396)	(14,165)	(31,745)	(20,403)
Cash and cash equivalents, beginning of period		110,050	85,333	111,591	91,184
Cash and cash equivalents, end of period		$78,924	$70,890	$78,924	$70,890

Cash		$69,356	$70,890	$69,356	$70,890
Short-term investments		9,568	-	9,568	-
Cash and cash equivalents, end of period		$78,924	$70,890	$78,924	$70,890

Supplemental cash flow information	21

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2013 AND DECEMBER 31, 2012
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Note	June 30, 2013	December 31, 2012
Assets

Current assets
Cash and cash equivalents		$78,924	$111,591
Trade and other receivables	10	20,620	19,598
Income taxes receivable		6,792	8,664
Inventories	11	31,884	23,641
Other financial assets	12	5,371	7,237
Prepaid expenses and other		2,321	2,186
Total current assets		145,912	172,917

Non-current assets
Mining interests	13	417,291	372,941
Property, plant and equipment	14	255,400	220,212
Goodwill		24,591	24,591
Deferred tax assets		16,169	12,619
Deposits on long-term assets		10,970	9,751
Total assets		$870,333	$813,031

Liabilities and Equity
Current liabilities
Trade and other payables	15	$37,506	$37,398
Current portion of lease obligations	16	11,231	8,793
Current portion of debt and prepayment facility	17	12,324	6,662
Income taxes payable		4,485	4,377
Total current liabilities		65,546	57,230

Non-current liabilities
Lease obligations	16	16,960	14,185
Prepayment facility	17	33,364	44,241
Deferred gain on litigation	22	14,127	-
Decommissioning liabilities		9,640	9,691
Deferred tax liabilities		104,310	94,159
Total liabilities		243,947	219,506

Equity
Share capital	18 (a)	424,728	423,958
Equity reserves	19	38,254	31,219
Retained earnings		163,404	138,348
Total equity		626,386	593,525
Total liabilities and equity		$870,333	$813,031

Contingent liabilities (Note 23)
Subsequent events (Note 24)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012
(tabular amounts are expressed in thousands of United States dollars, except share amounts - unaudited)

	Share Capital		Equity Reserves
				Available for	Foreign
			Share-based	sale	currency	Total equity	Retained
	Shares	Amount	payment	revaluation	translation	reserves	earnings	Total equity

Balance at December 31, 2011	105,135,372	$273,304	$27,394	$1,127	$(677)	$27,844	$49,450	$350,598
Net earnings	-	-	-	-	-	-	41,679	41,679
Other comprehensive (loss) income	-	-	-	(3,478)	170	(3,308)	-	(3,308)
Share-based payment, net of related tax benefits (Note 19)	-	-	4,534	-	-	4,534	-	4,534
Shares issued for:
Exercise of options	753,575	3,705	-	-	-	-	-	3,705
Conversion of shares to be issued	250	-	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options	-	1,417	(1,417)	-	-	(1,417)	-	-
Balance at June 30, 2012	105,889,197	$278,426	$30,511	$(2,351)	$(507)	$27,653	$91,129	$397,208

Balance at December 31, 2012	116,756,840	$423,958	$33,612	$(2,085)	$(308)	$31,219	$138,348	$593,525
Net earnings	-	-	-	-	-	-	26,677	26,677
Other comprehensive loss	-	-	-	(655)	-	(655)	-	(655)
Share-based payment, net of related tax benefits (Note 19)	-	-	8,153	-	-	8,153	-	8,153
Shares issued for:
Exercise of options	280,000	1,089	-	-	-	-	-	1,089
Shares repurchased and cancelled (Note 18(d))	(215,000)	(782)	-	-	-	-	(1,621)	(2,403)
Transfer of equity reserve upon exercise of options	-	463	(463)	-	-	(463)	-	-
Balance at June 30, 2013	116,821,840	$424,728	$41,302	$(2,740)	$(308)	$38,254	$163,404	$626,386

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2012 and note 3 below. As these condensed interim consolidated financial statements do not include all disclosures for annual consolidated financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2012.

Statement of Consolidation and Presentation

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments, marketable securities and the prepayment facility. All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2012 have been applied in preparing these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as listed in Note 25 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2012. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

Accounting Policies Adopted Effective January 1, 2013

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

Accounting Policies Adopted Effective January 1, 2013 (continued)

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 (“amendments to IAS1”) – Presentation of Items of Other Comprehensive Income. The amendments to IAS1 require items of other comprehensive income (“OCI”), along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments. This amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Foreign currency translation

The functional currency of the Company’s Canadian head office was changed from the Canadian dollar to the U.S. dollar effective January 1, 2013, consistent with the functional currency for all of the Company’s other entities.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statement of income in the period in which they arise.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

3.	CHANGES IN ACCOUNTING POLICIES (continued) Future Changes in Accounting Policies

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments include: impairment of property, plant and equipment and mining interests; depreciation and amortization rates for property, plant and equipment and depletion rates for mining interests; estimated reclamation and closure costs; mineral reserve estimates; inventory valuation; valuation of share-based payments; and income taxes.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include: economic recoverability and probability of future economic benefits of exploration; evaluation and development costs; and commencement of commercial production and production levels intended by management.

5.	SEGMENTED INFORMATION

The Company has eight reporting segments, including five operating segments located in Mexico, one development project in Mexico, one retail market segment in Canada and one silver trading segment in Europe. All of the Company’s operations are within the mining industry and its major products are refined silver, gold, lead and zinc produced from doré and concentrates. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices and inventory is costed on a first-in first-out basis.

A reporting segment is defined as a component of the Company that:

  engages in business activities from which it may earn revenues and incur expenses;
  whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
  for which discrete financial information is available.

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

5.	SEGMENTED INFORMATION (continued)

Management evaluates segment performance based on mine operating earnings as other expenses are not generally allocated to the segments. Significant information relating to the Company’s reporting operating segments is summarized in the table below:

	Three Months Ended June 30, 2013					Three Months Ended June 30, 2012

			Depletion,	Mine				Depletion,	Mine
			depreciation	operating				depreciation	operating
			and	earnings	Capital			and	earnings	Capital
	Revenue	Cost of sales	amortization	(loss)	expenditures	Revenue	Cost of sales	amortization	(loss)	expenditures
Mexico
La Encantada	$22,042	$9,852	$2,717	$9,473	$6,390	$22,682	$9,118	$2,272 $	11,292	$11,116
La Parrilla	16,415	10,110	3,494	2,811	10,468	16,974	6,299	2,343	8,332	14,199
Del Toro	7,595	3,835	1,226	2,534	23,480	-	-	-	-	14,495
San Martin	8,035	4,105	832	3,098	7,362	4,885	2,841	644	1,400	7,449
La Guitarra	3,199	1,973	1,530	(304)	4,781	-	-	-	-	-
La Luz	-	-	-	-	1,014	-	-	-	-	524
Canada
Coins and Bullion Sales	849	791	-	58	-	608	664	-	(56)	-
Europe
Silver Sales	28,882	27,219	-	1,663	-	42,734	32,916	-	9,818	-
Corporate and Eliminations	(38,645)	(33,994)	399	(5,050)	818	(33,109)	(33,382)	-	273	880
Consolidated	$48,372	$23,891	$10,198	$14,283	$54,313	$54,774	$18,456	$5,259 $	31,059	$48,663

	Six Months Ended June 30, 2013					Six Months Ended June 30, 2012

			Depletion,	Mine				Depletion,	Mine
			depreciation	operating				depreciation	operating
			and	earnings	Capital			and	earnings	Capital
	Revenue	Cost of sales	amortization	(loss)	expenditures	Revenue	Cost of sales	amortization	(loss)	expenditures
Mexico
La Encantada	$45,841	$19,863	$5,329	$20,649	$11,699	$41,535	$16,572	$4,429	$20,534	$18,845
La Parrilla	39,520	19,491	6,860	13,169	23,972	37,688	12,617	4,679	20,392	28,928
Del Toro	7,595	3,835	1,226	2,534	36,342	-	-	-	-	23,477
San Martin	14,470	8,763	1,769	3,938	10,705	10,949	5,661	1,604	3,684	11,299
La Guitarra	7,150	4,715	2,748	(313)	8,962	-	-	-	-	-
La Luz	-	-	-	-	1,678	-	-	-	-	921
Canada
Coins and Bullion Sales	1,668	1,490	-	178	3	1,798	1,994	-	(196)	-
Europe
Silver Sales	79,827	65,143	-	14,684	-	82,874	60,917	-	21,957	-
Corporate and Eliminations	(80,629)	(75,139)	462	(5,952)	3,378	(62,255)	(62,612)	-	357	1,554
Consolidated	$115,442	$48,161	$18,394	$48,887	$96,739	$112,589	$35,149	$10,712	$66,728	$85,024

	At June 30, 2013		At December 31, 2012
	Total	Total	Total	Total
	assets	liabilities	assets	liabilities
Mexico
La Encantada	$142,255	$27,630	$136,510	$27,736
La Parrilla	197,987	43,429	175,410	42,546
Del Toro	156,221	35,700	122,152	22,764
San Martin	91,781	18,370	83,652	19,214
La Guitarra	156,130	1,732	172,472	35,940
La Luz	28,713	846	27,031	338
Canada
Coins and Bullion Sales	514	54	535	122
Europe
Silver Sales	43,235	4,806	53,225	4,608
Corporate and Eliminations	53,497	111,380	42,044	66,238
Consolidated	$870,333	$243,947	$813,031	$219,506

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

6.	REVENUES

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Gross revenue from payable ounces of silver equivalents	$55,077	$58,233	$127,153	$119,920
Less: refining & smelting costs	(6,705)	(3,459)	(11,711)	(7,331)
Revenues	$48,372	$54,774	$115,442	$112,589

7.	GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses of the Company are comprised of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Corporate administration	$1,983	$1,507	$3,853	$2,630
Salaries and benefits	2,428	1,639	5,966	3,709
Audit, legal and professional fees	779	1,501	2,221	2,263
Filing and listing fees	167	149	353	346
Directors fees and expenses	229	158	466	325
Depreciation	212	141	400	239
	$5,798	$5,095	$13,259	$9,512

8.	INVESTMENT AND OTHER (LOSS) INCOME

The Company’s investment and other (loss) income is comprised of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Termination fee from Orko acquisition, net of costs	$(18)	$-	$9,113	$-
Gain from fair value adjustment of prepayment facility (Note 17(a))	1,478	-	6,328	-
(Loss) gain from investment in silver futures (Note 12(c))	(4,467)	(2,514)	(5,287)	2,342
Loss from investment in fair value through profit or loss marketable securities (Note 12(b))	(1,397)	(1,168)	(1,723)	(549)
Interest income and other	453	55	576	161
Gain from value added tax settlement (Note 23)	711	-	711	-
Gain from litigation (Note 22)	559	-	559	-
Write-down of available for sale marketable securities (Note 12(a))	-	-	(1,000)	-
	$(2,681)	$(3,627)	$9,277	$1,954

In December 2012, First Majestic entered into an arrangement agreement with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. In February 2013, Orko declared that another company made a superior offer and First Majestic elected not to match the superior offer. Upon termination of the arrangement agreement, the Company received an $11.4 million termination fee from Orko in February 2013. Net of professional fees, legal and underwriter costs, the Company recognized a gain of $9.1 million in other income.

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

9.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the three and six months ended June 30, 2013 and 2012 are based on the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net earnings for the period	$160	$15,321	$26,677	$41,679

Weighted average number of shares on issue - basic	116,921,685	105,798,950	116,908,525	105,619,499
Adjustment for stock options	401,718	1,852,554	635,267	2,167,151
Weighted average number of shares on issue - diluted (1)	117,323,403	107,651,504	117,543,792	107,786,650

Earnings per share - basic	$0.00	$0.14	$0.23	$0.39
Earnings per share - diluted	$0.00	$0.14	$0.23	$0.39

(1) Weighted average number of shares for the six months ended June 30, 2013 excludes 4,057,945 (2012 – 1,894,500) options and 329,377 (2012 – nil) warrants that were anti-dilutive.

10.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	June 30, 2013	December 31, 2012
Trade receivables	$7,045	$6,637
Value added taxes and other taxes recoverable, net of allowance	12,907	12,285
Loan receivable from supplier and other	668	676
	$20,620	$19,598

The Company does not hold any collateral for any receivable amounts outstanding at June 30, 2013 and December 31, 2012. Trade and other receivables include $0.6 million (December 31, 2012 - $0.6 million) in value added taxes (“VAT”) recoverable that have been outstanding for more than one year. The Company expects full recovery of the amounts outstanding and therefore no impairment has been recorded against these receivables.

As at December 31, 2012, trade and other receivables included an allowance of $5.3 million related to VAT receivables acquired as part of the acquisition of Silvermex Resources Inc. (see Note 30 of consolidated financial statements as at December 31, 2012). Since the acquisition of La Guitarra in July 2012, First Majestic has been pursuing a plan to recover some of the pre-acquisition VAT receivables. In the six months ended June 30, 2013, La Guitarra had received pre-acquisition VAT refunds of $0.2 million. As at June 30, 2013, upon review of documentations available, the Company estimates that approximately $1.2 million of the pre-acquisition VAT claims is likely to be recoverable.

11.	INVENTORIES

	June 30, 2013	December 31, 2012
Finished product - doré and concentrates	$8,278	$1,982
Work in process	3,813	4,135
Stockpile	3,888	2,558
Materials and supplies	15,588	14,791
Silver coins and bullion including in-process shipments	317	175
	$31,884	$23,641

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period and no inventory write-downs were recorded or reversed during the periods presented.

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

12.	OTHER FINANCIAL ASSETS

	June 30, 2013	December 31, 2012
Marketable securities - available for sale (a)	$744	$2,421
Marketable securities - fair value through profit or loss (b)	3,088	4,816
Derivatives (c)	1,539	-
	$5,371	$7,237

(a)	Marketable Securities – Available For Sale

As at June 30, 2013, the Company holds various investments designated as available for sale (“AFS”) marketable securities with total fair value of $0.7 million (December 31, 2012 - $2.4 million) and cost of $3.4 million (December 31, 2012 - $4.5 million). Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. During the six months ended June 30, 2013, management assessed an impairment of $1.0 million on the Company’s AFS marketable securities, which was recognized in investment and other income during the period.

(b)	Marketable Securities – Fair Value Through Profit or Loss

As at June 30, 2013, the Company held 400,000 units of Sprott Physical Silver Trust (PSLV) with fair value of $3.1 million, which were acquired at a cost of $13.20 per unit. These trust units are classified as fair value through profit or loss (“FVTPL”) marketable securities, with changes in fair value recorded through profit or loss. During the three and six months ended June 30, 2013, the Company recognized a loss of $1.4 million (2012 –$1.2 million) and $1.7 million (2012 –$0.5 million), respectively, related to its FVTPL marketable securities.

(c)	Derivatives

The Company carries a long position on silver futures, expiring in September 2013, equivalent to 500,000 ounces of silver at an average price of $18.51 at June 30, 2013. The derivatives amount of $1.5 million (December 31, 2012 - $nil) reflects an unrealized gain of $0.5 million at June 30, 2013 plus a deposit of $1.0 million for the margin requirement to hold the silver futures. For the three and six months ended June 30, 2013, the Company recorded a loss of $4.5 million (2012 – $2.5 million) and $5.3 million (2012 – gain of $2.3 million), respectively, related to investment in silver futures, recognized in investment and other income during the period.

13.	MINING INTERESTS

The Company’s mining interest is comprised of the following:

	June 30, 2013	December 31, 2012
Producing properties	$242,649	$196,057
Exploration properties (non-depletable)	174,642	176,884
	$417,291	$372,941

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

13.	MINING INTERESTS (continued)

Producing properties are allocated as follows:

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra
Producing properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At December 31, 2011	$27,264	$47,190	$-	$42,077	$-	$116,531
Acquired from Silvermex	-	-	-	-	47,188	47,188
Additions	13,523	35,476	-	5,171	4,191	58,361
Change in decommissioning liabilities	566	253	-	(583)	(728)	(492)
Transfer from exploration properties	3,884	858	-	1,913	-	6,655
At December 31, 2012	$45,237	$83,777	$-	$48,578	$50,651	$228,243
Additions	7,612	17,560	4,266	3,538	3,426	36,402
Change in decommissioning liabilities	-	-	-	(332)	-	(332)
Transfer from exploration properties	-	-	16,919	1,373	-	18,292
At June 30, 2013	$52,849	$101,337	$21,185	$53,157	$54,077	$282,605

Accumulated depletion and amortization
At December 31, 2011	$(6,040)	$(5,402)	$-	$(13,973)	$-	$(25,415)
Depletion and amortization	(1,586)	(2,654)	-	(2,066)	(465)	(6,771)
At December 31, 2012	$(7,626)	$(8,056)	$-	$(16,039)	$(465)	$(32,186)
Depletion and amortization	(1,166)	(3,243)	(335)	(678)	(2,348)	(7,770)
At June 30, 2013	$(8,792)	$(11,299)	$(335)	$(16,717)	$(2,813)	$(39,956)

Carrying values
At December 31, 2012	$37,611	$75,721	$-	$32,539	$50,186	$196,057
At June 30, 2013	$44,057	$90,038	$20,850	$36,440	$51,264	$242,649

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz	Other
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Properties(1)	Total
Cost
At December 31, 2011	$3,520	$5,670	$22,112	$15,035	$-	$20,412	$-	$66,749
Acquired from Silvermex	-	-	-	-	53,000	-	18,100	71,100
Exploration and evaluation expenditures	3,429	4,143	26,171	6,435	2,054	2,434	417	45,083
Proceeds from option payment (h)	-	-	-	(440)	-	-	-	(440)
Change in decommissioning liabilities	-	-	938	-	-	109	-	1,047
Transfer to producing properties	(3,884)	(858)	-	(1,913)	-	-	-	(6,655)
At December 31, 2012	$3,065	$8,955	$49,221	$19,117	$55,054	$22,955	$18,517	$176,884
Exploration and evaluation expenditures	590	2,742	8,418	884	993	434	377	14,438
Capitalization of borrowing costs (Note 17(a))	-	-	1,612	-	-	-	-	1,612
Transfer to producing properties	-	-	(16,919)	(1,373)	-	-	-	(18,292)
At June 30, 2013	$3,655	$11,697	$42,332	$18,628	$56,047	$23,389	$18,894	$174,642

(1)	Other exploration properties consist of Plomosas Silver Project, Peñasco Quemado Silver Project, La Frazada Silver Project and Los Lobos Silver Project acquired from Silvermex Resources Inc.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

13.	MINING INTERESTS (continued)

	(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern State of Coahuila, Mexico, 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon. The La Encantada Silver Mine consists of a 4,000 tonnes per day (“tpd”) cyanidation plant, a 1,000 tpd flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

	(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of $2.5 million. The Company has an option to purchase the NSR at any time for an amount of $2.0 million. During the three and six months ended June 30, 2013, the Company paid royalties of $0.2 million (2012 - $0.2 million) and $0.3 million (2012 - $0.4 million), respectively. As at June 30, 2013, total royalties paid to date for the Quebradillas NSR is $1.7 million.

	(c)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. The Del Toro mine currently consists of a 1,000 tpd flotation plant, which management plans to ramp up to 4,000 tpd, including a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit, before the end of 2014. First Majestic owns 100% of the Del Toro Silver Mine.

	(d)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in the State of Jalisco, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 900 tpd cyanidation plant, mine buildings, offices and related infrastructure. Management plans to ramp up the cyanidation plant to 1,300 tpd in the third quarter of 2013.

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

13.	MINING INTERESTS (continued)

	(e)	La Guitarra Silver Mine, State of Mexico

The La Guitarra Silver Mine was acquired through the acquisition of Silvermex Resources Inc. in July 2012. The La Guitarra mine is the Company’s fourth producing asset in Mexico and is 100% owned by the Company.

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 kilometres south west from Mexico City. The 100% owned mine covers 39,714 hectares of mining claims within the Temascaltepec Mining District. The La Guitarra mine consists of two underground operation centers and a flotation mill with a capacity of 350 tpd, which was ramped up to 500 tpd in the second quarter of 2013.

	(f)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares. In July 2013, subsequent to the end of the quarter, the Company completed the acquisition of an additional 21 hectares of surface rights on adjacent properties for $1.0 million.

	(g)	Plomosas Silver Project, State of Sinaloa

The Plomosas Silver Project (formerly known as Rosario) was acquired through the acquisition of Silvermex Resources Inc. in July 2012. Plomosas has a total of 16,279 hectares of mining concessions in southeast State of Sinaloa, Mexico. The mining concession consolidates two past producing mines: Plomosas and San Juan. Extensive infrastructure is in place at Plomosas, including a fully functional mining camp facility at the Plomosas mine. Facilities and infrastructure at Plomosas include a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, 60 km of 33 kilowatt power line, 120 person camp, infirmary, offices, shops and warehouses, and assay lab.

	(h)	Jalisco Group of Properties, Jalisco State

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. On April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in Jalisco State, Mexico. The Optionee issued 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests.

In May 2012, the Company received an additional two million common shares of the Optionee, valued at $0.4 million as a result of their failure to file a registration statement qualifying the original 10 million shares of common stock issued for free trading. The fair value of the common shares received from the Optionee was recorded as a reduction in the carrying value of mining interest in the second quarter of 2012.

	(i)	Other Exploration Properties

With the acquisition of Silvermex Resources Inc. in 2012, the Company also acquired a number of exploration stage properties in Mexico, including the Peñasco Quemado Silver Project in the State of Sonora, the La Frazada Silver Project in the State of Nayarit and the Los Lobos Silver Project in the State of Sonora.

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

14.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land and	Machinery and	Assets under
	Buildings	Equipment	Construction	Other	Total
Cost
At December 31, 2011	$20,675	$92,098	$37,402	$3,753	$153,928
Acquired from Silvermex	2,126	6,724	1,710	267	10,827
Additions	17,151	19,243	59,318	3,615	99,327
Transfers	6,876	28,336	(35,212)	-	-
At December 31, 2012	$46,828	$146,401	$63,218	$7,635	$264,082
Additions	6,600	10,796	24,768	3,735	45,899
Transfers	23,034	28,440	(49,668)	(1,806)	-
At June 30, 2013	$76,462	$185,637	$38,318	$9,564	$309,981

Accumulated depreciation and amortization
At December 31, 2011	$(5,331)	$(17,302)	$-	$(2,255)	$(24,888)
Depreciation and amortization	(4,446)	(13,246)	-	(1,290)	(18,982)
At December 31, 2012	$(9,777)	$(30,548)	$-	$(3,545)	$(43,870)
Depreciation and amortization	(2,496)	(7,543)	-	(672)	(10,711)
At June 30, 2013	$(12,273)	$(38,091)	$-	$(4,217)	$(54,581)

Carrying values
At December 31, 2012	$37,051	$115,853	$63,218	$4,090	$220,212
At June 30, 2013	$64,189	$147,546	$38,318	$5,347	$255,400

(1)	Included in land and buildings is $4.9 million (December 31, 2012 - $5.4 million) of land properties which are not subject to depreciation.
(2)	Included in property, plant and equipment is $39.9 million (December 31, 2012 - $26.8 million) of equipment under finance lease.

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz
	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Corporate	Total
Cost
At December 31, 2011	$65,737	$57,354	$7,005	$19,283	$-	$2,673	$1,876	$153,928
Acquired from Silvermex	-	-	-	-	9,352	-	1,475	10,827
Additions	16,330	21,018	48,058	7,404	1,446	853	4,218	99,327
At December 31, 2012	$82,067	$78,372	$55,063	$26,687	$10,798	$3,526	$7,569	$264,082
Additions	3,497	3,670	23,658	6,283	4,543	1,244	3,004	45,899
Transfers	-	6,315	(6,315)	-	-	-	-	-
At June 30, 2013	$85,564	$88,357	$72,406	$32,970	$15,341	$4,770	$10,573	$309,981

Accumulated depreciation and amortization
At December 31, 2011	$(10,609)	$(8,385)	$-	$(4,923)	$-	$(73)	$(898)	$(24,888)
Depreciation and amortization	(7,944)	(7,538)	-	(1,933)	(997)	(23)	(547)	(18,982)
At December 31, 2012	$(18,553)	$(15,923)	$-	$(6,856)	$(997)	$(96)	$(1,445)	$(43,870)
Depreciation and amortization	(4,163)	(3,617)	(926)	(1,091)	(400)	(14)	(500)	(10,711)
At June 30, 2013	$(22,716)	$(19,540)	$(926)	$(7,947)	$(1,397)	$(110)	$(1,945)	$(54,581)

Carrying values
At December 31, 2012	$63,514	$62,449	$55,063	$19,831	$9,801	$3,430	$6,124	$220,212
At June 30, 2013	$62,848	$68,817	$71,480	$25,023	$13,944	$4,660	$8,628	$255,400

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

15.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade and other payables are comprised of the following items:

	June 30, 2013	December 31, 2012
Trade payables	$23,783	$20,827
Accrued liabilities	13,718	16,512
Unearned revenue	5	59
	$37,506	$37,398

16.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 6.5% to 9.1%. Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

	June 30, 2013	December 31, 2012
Less than one year	$12,875	$10,233
More than one year but not more than five years	18,280	15,232
	31,155	25,465
Less: future finance charges	(2,964)	(2,487)
Present value of minimum lease payments	$28,191	$22,978
Included in the financial statements as:
Current portion of lease obligations	11,231	8,793
Lease obligations	16,960	14,185
Present value of minimum lease payments	$28,191	$22,978

17.	DEBT FACILITIES

	(a)	Bank of America Merrill Lynch Prepayment Facility

In December 2012, the Company entered into a $50.0 million prepayment facility agreement with Bank of America Merrill Lynch (“BAML”). Under the terms of the agreement, the Company received $50.0 million from BAML as an advance against a portion of the Company’s lead and zinc concentrate production for a period of 36 months commencing in July 2013. The prepayment facility bears an annual interest rate of LIBOR plus 3.5%. Principal and interest is payable monthly based on pre-determined amounts of lead and zinc production at market prices. A total of 12,158 metric tonnes of lead and 13,176 metric tonnes of zinc will be delivered over the 36 months period. Under the prepayment facility agreement, the Company is required to limit the aggregate amount of debt below $75.0 million, excluding finance leases, which should also not exceed $75.0 million.

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

17.	DEBT FACILITIES (continued)

	(a)	Bank of America Merrill Lynch Prepayment Facility (continued)

The prepayment facility is classified as a FVTPL financial liability and is recorded at fair market value, based on the forward market price of lead and zinc and discounted at an effective interest rate of 6.7%. As at June 30, 2013, the fair value of the prepayment facility was $45.7 million (December 31, 2012 - $50.4 million), of which $12.3 million (December 31, 2012 - $6.2 million) was classified as short-term and $33.4 million (December 31, 2012 - $44.2 million) was classified as long-term.

During the three and six months ended June 30, 2013, the Company recognized interest and accretion totalling $0.8 million and $1.6 million, respectively, in relation to the prepayment facility, which were capitalized as construction costs of the Del Toro mine. In addition, during the three and six months ended June 30, 2013, the Company recorded a fair value adjustment gain of $1.5 million (2012 - $nil) and $6.3 million (2012 - $nil), respectively, as other income.

In July 2013, subsequent to the end of the second quarter, the Company purchased call options on lead and zinc futures equivalent to remaining production to be delivered under the terms of the prepayment facility. The call options were purchased to mitigate potential exposure to future price increases in lead and zinc. The total cost of these call options was $3.1 million, settled monthly over the remaining term of the prepayment facility.

	(b)	Aurcana Debt

As at December 31, 2012, the Company had a $0.5 million non-interest bearing debt payable to Aurcana Corporation. The balance was fully paid by the Company on January 9, 2013.

18.	SHARE CAPITAL

	(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is as follows:

	Shares	Amount
Balance at December 31, 2011	105,135,372	$273,304
Shares issued for:
Exercise of options	753,575	3,705
Conversion of shares to be issued	250	-
Transfer of equity reserve upon exercise of options and warrants	-	1,417
Balance at June 30, 2012	105,889,197	$278,426

Balance at December 31, 2012	116,756,840	$423,958
Shares issued for:
Exercise of options	280,000	1,089
Shares repurchased and cancelled (Note 18(d))	(215,000)	(782)
Transfer of equity reserve upon exercise of options	-	463
Balance at June 30, 2013	116,821,840	$424,728

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

18.	SHARE CAPITAL (continued)

	(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2013:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
2.01 - 3.00	180,000	2.03	0.85	180,000	2.03	0.85
3.01 - 4.00	242,500	3.68	1.19	242,500	3.68	1.19
4.01 - 5.00	100,000	4.04	0.11	100,000	4.04	0.11
10.01 - 22.45	5,121,020	17.99	3.49	1,676,000	14.18	2.15
	5,643,520	16.62	3.25	2,198,500	11.57	1.85

As of June 30, 2013, incentive stock options represent 5% (December 31, 2012 - 4%) of issued and outstanding share capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at June 30, 2013 and December 31, 2012 were $4.0 million and $22.6 million, respectively.

The changes in stock options issued during the six months ended June 30, 2013 and the year ended December 31, 2012 are as follows:

	Six Months Ended		Year Ended
	June 30, 2013		December 31, 2012
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the period	4,603,520	14.59	4,934,375	8.31
Granted	1,415,000	20.91	2,039,645	19.59
Exercised	(280,000)	3.92	(2,174,250)	4.83
Cancelled or expired	(95,000)	19.49	(196,250)	16.88
Balance, end of the period	5,643,520	16.62	4,603,520	14.59

The weighted average closing share price at date of exercise for the six months ended June 30, 2013 was CAD$17.02 (June 30, 2012 - CAD$18.38) .

During the six months ended June 30, 2013, 1,415,000 (June 30, 2012 – 1,045,000) stock options were granted for an aggregate fair value of CAD$10.9 million (June 30, 2012 – CAD$8.2 million).

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

18.	SHARE CAPITAL (continued)

(b)	Stock options (continued)

The weighted average fair value of employee stock options granted during the six months ended June 30, 2013 and the year ended December 31, 2012 were $8.21 and $8.82, respectively, which were estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Six Months Ended	Year Ended
	June 30, 2013	December 31, 2012
Average risk-free interest rate (%)	1.27	1.24
Expected life (years)	3.35	3.38
Expected volatility (%)	58.54	62.75
Expected dividend yield (%)	-	-
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

(c)	Share purchase warrants

The following table summarizes the information about share purchase warrants outstanding and exercisable at June 30, 2013:

Warrants Outstanding and Exercisable
		Weighted Average	Weighted Average
	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Warrants	(CAD$/Share)	(Years)
25.36	329,377	25.36	0.46

There were no changes in share purchase warrants during the six months ended June 30, 2013.

(d)	Share repurchase program

In March 2013, the Company received approval from the Toronto Stock Exchange to repurchase up to 5,848,847 common shares of the Company over the next 12 months through a normal course issuer bid in the open market. During the six months ended June 30, 2013, the Company repurchased and cancelled 215,000 shares for a total consideration of $2.4 million (CAD$2.5 million).

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

19.	EQUITY RESERVES

	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012
Available for sale revaluation reserve (a)
Balance at beginning of period	$(2,085)	$1,127
Loss on available for sale marketable securities	(1,655)	(3,478)
Reclassification of impairment on available for sale investments	1,000	-
Balance at end of period	(2,740)	(2,351)
Share-based payments reserve (b)
Balance at beginning of period	33,612	27,394
Share-based payments recognized in profit and loss and related tax benefit	8,153	4,534
Reclassed to share capital for exercise of stock options	(463)	(1,417)
Balance at end of period	41,302	30,511
Foreign currency translation reserve (c)
Balance at beginning of period	(308)	(677)
Currency translation gain	-	170
Balance at end of period	(308)	(507)
Total equity reserves per statements of financial position	$38,254	$27,653

(a)	The available for sale reserve principally records the fair value gains or losses related to available-for-sale financial instruments.

(b)

The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company and related tax benefits of $0.3 million (2012 - $0.7 million).

(c)

The foreign currency translation reserve represents exchange differences arising on the translation of non-U.S. dollar functional currency operations within the Company into the U.S. dollar presentation currency. Effective January 1, 2013, all of the Company’s entities have the U.S. dollar as their functional currency.

20.	FINANCIAL INSTRUMENTS

	(a)	Capital risk management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2012.

The capital of the Company consists of equity, comprising issued capital, equity reserves and retained earnings, debt facilities, net of cash and cash equivalents as follows:

	June 30, 2013	December 31, 2012
Equity	$626,386	$593,525
Debt and prepayment facilities	45,688	50,903
Less: cash and cash equivalents	(78,924)	(111,591)
	$593,150	$532,837

In order to facilitate the management of its capital requirements, the Company prepares annual and semi-annual capital expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

	(a)	Capital risk management (continued)

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenant under the BAML prepayment facility agreement (see Note 17(a)).

	(b)	Categories of financial instruments

	June 30, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Financial assets
Loans and receivables
Cash and cash equivalents	$78,924	$78,924	$111,591	$111,591
Trade and other receivables	20,620	20,620	19,598	19,598
Fair value through profit or loss
Marketable securities	3,088	3,088	4,816	4,816
Derivatives	1,539	1,539	-	-
Available for sale
Marketable securities	744	744	2,421	2,421
Total financial assets	$104,915	$104,915	$138,426	$138,426

Financial liabilities
Fair value through profit or loss
Prepayment facility	$45,688	$45,688	$50,403	$50,403
Other financial liabilities
Trade and other payables	37,506	37,506	37,398	37,398
Debt	-	-	500	500
Total financial liabilities	$83,194	$83,194	$88,301	$88,301

(c)	Fair value of financial instruments

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities

Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

	(c)	Fair value of financial instruments (continued)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities (1)	3,832	-	-	3,832
Derivatives (1)	1,539	-	-	1,539

Financial liabilities
Prepayment facility (2)	-	45,688	-	45,688

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities (1)	7,237	-	-	7,237

Financial liabilities
Prepayment facility (2)	-	50,403	-	50,403

(1)	Derivative financial instruments and marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.
(2)	The prepayment facility is valued based on the market value of lead and zinc to be delivered, determined using forward price curve of the respective metals, discounted at market discount rate.

(d)	Financial risk management

There are no significant changes in financial risk management compared to the Company’s consolidated financial statements for the year ended December 31, 2012, except for the following:

	i)	Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through three international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican VAT receivable of $12.1 million as at June 30, 2013 (December 31, 2012 - $13.9 million), of which $0.6 million (2012 - $0.6 million) have been outstanding for more than one year. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts. In addition, as part of the acquisition of Silvermex Resources Inc. in 2012, the Company acquired $5.1 million in VAT receivables that were fully offset by a provision. The recoverability of these VAT receivables is pending outcome of various court trials with Mexican tax authorities.

The carrying amount of financial assets recorded in the condensed interim consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Notes Page 18

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

	(d)	Financial risk management (continued)

		ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at June 30, 2013, the Company has outstanding trade payables of $23.8 million (December 31, 2012 - $20.8 million) which are generally payable in 90 days or less and accrued liabilities of $13.7 million (December 31, 2012 - $16.5 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

		Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$37,506	$37,506	$-	$-	$-
Prepayment facility	48,794	13,021	35,773	-	-
Finance lease obligations	31,155	12,875	16,829	1,451	-
Decommissioning liabilities	12,158	-	-	-	12,158
Total Obligations	$129,613	$63,402	$52,602	$1,451	$12,158

iii)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

					June 30, 2013	December 31, 2012
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$24,870	$966	$(925)	$24,911	$2,491	$5,001	$500
Mexican peso	323	12,142	(21,633)	(9,168)	(917)	(7,237)	(724)
	$25,193	$13,108	$(22,558)	$15,743	$1,574	$(2,236)	$(224)

iv)	Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by- product revenue from the sale of gold, zinc, lead and iron ore, which accounts for approximately 15% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s zinc and lead production at a fixed price over a 36 months period commencing July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver. In July 2013, subsequent to the end of the second quarter, the Company purchased call options on lead and zinc futures equivalent to remaining production to be delivered under the terms of the prepayment facility. The call options were purchased to mitigate potential exposure to future price increases in lead and zinc.

Notes Page 19

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

	(d)	Financial risk management (continued)

		iv)	Commodity Price Risk (continued)

As at June 30, 2013, a 10% increase or decrease of metal prices at June 30, 2013 would have the following impact on net earnings:

				June 30, 2013
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$887	$35	$395	$159	$1,476
Metals in doré and concentrates inventory	1,397	36	11	18	1,462
Prepayment facility	-	-	(2,502)	(2,402)	(4,904)
	$2,284	$71	$(2,096)	$(2,225)	$(1,966)

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net change in non-cash working capital items:
Increase in trade and other receivables	$(111)	$(1,999)	$(1,022)	$(837)
Increase in inventories	(7,913)	(1,113)	(8,243)	(4,765)
Decrease (increase) in prepaid expenses and other	432	(1,178)	(1,192)	1,688
Decrease (increase) in net taxes receivable	7,264	(10,961)	5,457	(3,544)
(Decrease) increase in trade and other payables	(4,871)	11,255	1,028	12,012
	$(5,199)	$(3,996)	$(3,972)	$4,554
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of options	84	451	463	1,413
Capitalization of borrowing costs	(813)	-	(1,612)	-
Assets acquired by finance lease	(565)	(6,405)	(565)	(9,497)

22.	VENDOR LIABILITY AND INTEREST

In May 2006, the Company acquired a controlling interest in First Silver for $50.8 million (“the Agreement”). The purchase price was payable to the Vendor (“Davila Santos”) in three instalments. The first instalment and second instalments totaling $38.1 million were paid in accordance with the Agreement. The final 25% instalment of $12.7 million was not paid to Davila Santos pending a legal action by the Company against Davila Santos and his private company involving a mine in Mexico (“the Bolaños Mine”) as set out further below.

In November 2007, the Company and First Silver commenced an action against Davila Santos, who was a director and the President and Chief Executive Officer of First Silver at the time of the Agreement (“the Action”). The Company and First Silver alleged, among other things, that Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to First Silver. In their Statement of Defence, the defendants denied that Davila Santos violated his fiduciary duties to First Silver.

Davila Santos also filed a counterclaim (“the Counterclaim”) against the Company in which he claimed for unpaid amounts and interest under the Agreement. As of July 16, 2009, the unpaid amount, together with interest calculated at the contractual interest rate of 6%, amounted to $14.2 million. As a result of a consent order in the Action on July 16, 2009, the sum of $13.6 million was paid into the trust account of Davila Santos’ lawyers pending the outcome of the Action (“the Trust Funds”), leaving an unpaid balance under the Agreement of CDN$0.6 million (“the Unpaid Balance”).

Notes Page 20

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

22.	VENDOR LIABILITY AND INTEREST (continued)

In the Counterclaim Davila Santos also claimed, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and the Unpaid Balance and reimbursements of all costs and expenses, including his legal fees, incurred by Davila Santos in pursuing his claims against the Company.

The trial of the Action and Counterclaim commenced in the Supreme Court of British Columbia in Vancouver, British Columbia in April 2012. In April 2013, the Company received a positive judgment from the Court, which awarded the sum of $93.8 million in favour of First Majestic against the defendants. As for the Counterclaim, on June 25, 2013, the Court held that Davila Santos was only entitled to simple post-judgment interest on the Unpaid Balance commencing July 16, 2009, and that both the Unpaid Balance and this interest were to be set-off against the amount awarded to the Company. Davila Santos’ claim for costs and expenses was dismissed. As well, the Court ordered that the Trust Funds and all earned interest thereon since July 16, 2009 be paid to the Company’s lawyers. These funds, totalling $14.1 million, were received by the Company on June 27, 2013 in partial payment of the April 24, 2013 judgment, leaving an unpaid amount of approximately $79.0 million.

The judgments by the Supreme Court of British Columbia in favour of the Company are being appealed by the defendants, and thus a final resolution will depend on the outcome of all of the defendants’ appeals. Until such time as all rights to appeal are determined, the British Columbia Supreme Court judgments cannot be regarded as final.

On June 27, 2013, the British Columbia Court of Appeal ordered that the defendants post security in the amount of $79.0 million or, in the alternative, post a letter of credit in that amount within 90 days. In the event the defendants fail to comply with this order, the Company may apply for an order dismissing the defendants’ appeal as abandoned.

During the three months ended June 30, 2013, the Company recognized a gain of $0.6 million related to reversal of interest and costs previously accrued for the Action. The $14.1 million payment received on June 27, 2013 was recorded as a deferred gain and will only be recognized as income in the event the defendants’ appeals are eventually dismissed. There can be no guarantee of collection on the remainder of the judgment amount and accordingly, as at June 30, 2013, the Company has not accrued any additional income or receivable related to the remaining $79.0 million unpaid judgment in favour of the Company.

23.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

During 2011, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority Servicio de Administracion Tributaria for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.8 million (75.7 million Mexican pesos). The tax reassessments for 2004 to 2006, totalling $2.5 million (32.3 million Mexican pesos) were pursued through tax court, pledged with certain properties of the San Martin mine as guarantees. The Company has successfully won 100% of its appeals for the 2004 to 2006 tax reassessments totalling $2.5 million (32.3 million Mexican pesos). The Company is also currently defending via the administrative appeal process the tax treatments amounting to $3.3 million (43.4 million Mexican pesos) related to the 2007 tax year, pertaining to intercompany loan treatments. The Company received a favourable resolution in February 2013 for a portion of the exposure, and the Mexican tax authorities have cancelled $1.7 million (22.3 million Mexican pesos) of the 2007 reassessment claim. The remaining balance of $1.6 million (21.1 million Mexican pesos) regarding the intercompany loan treatment is currently still in appeal and pending resolution through the Mexican tax courts. The Company believes it is probable that it will defend itself successfully in all claims and has not recorded a provision for any potential tax exposure relating to these reassessments.

Notes Page 21

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

23.	CONTINGENT LIABILITIES (continued)

During 2010, La Guitarra Compañía Minera, S.A. de C.V. (“La Guitarra”), a subsidiary acquired by the Company in 2012, had a tax reassessment from the Mexican tax authorities for the fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential exposure of $3.1 million (40.8 million Mexican pesos). During 2012, La Guitarra received an initial judgment in favour of the Mexican tax authorities. This judgment is not considered a final legal ruling until the conclusion of the appeals mechanism. As at December 31, 2012, La Guitarra had posted cash as collateral (“Restricted Cash”) for a bond held with the Mexican tax authorities for $3.1 million (40.8 million Mexican pesos) and also accrued a VAT payable of $3.1 million related to the tax reassessment.

In May 2013, the Company submitted a voluntary tax amnesty, and in June 2013 the Company remitted $2.4 million (31.5 million Mexican pesos) related to the 2003 tax reassessment and, in exchange, received a credit for the remaining balance of $0.7 million (9.3 million Mexican pesos). As at June 30, 2013, the 2003 tax reassessment had been fully settled with the Mexican tax authorities and the Restricted Cash was returned. The gain on settlement of $0.7 million was recorded in other income during the period.

24.	SUBSEQUENT EVENTS

Subsequent to June 30, 2013:

	a)	100,000 options were exercised for gross proceeds of CAD$404,000;

	b)	15,000 options were granted with a weighted average exercise price of CAD$11.16 and expire in five years from the grant date; and

	c)	15,000 options were cancelled.

Pursuant to the above subsequent events, the Company has 116,921,840 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

25.	APPROVAL OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements of First Majestic Silver Corp. for the three and six months ended June 30, 2013 were approved and authorized for issue by the Board of Directors on August 12, 2013.

Notes Page 22